EXHIBIT 11

THE YORK WATER COMPANY

COMMON SHARES USED IN
COMPUTING EARNINGS
PER SHARE

	2004	2003	2002	2001	2000
Common shares Outstanding, beginning of the year	6,419,230	6,364,803	6,308,663	6,085,466	5,978,182
Weighted average shares issued in connection with 2001 stock subscription	-	-	-	39,202	-
Weighted average shares issued in connection with 2004 stock offering	185,956	-	-	-	-
Weighted average shares issued in connection with the Employee Stock Purchase Plan	1,751	1,917	1,607	2,650	4,312
Weighted average shares issued in connection with the Optional Dividend Reinvestment Plan	18,287	19,740	20,124	25,932	38,856
	6,625,224	6,386,460	6,330,394	6,153,250	6,021,350